UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                FEBRUARY 28, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

NEW BOARD OF DIRECTORS

TDC EXTRAORDINARY GENERAL MEETING - NEW BOARD OF DIRECTORS

At the extraordinary general meeting of TDC A/S today, the members of the board of directors elected by the general meeting resigned, and the following persons were elected members of the TDC A/S Board of Directors:

o    Kurt Bjorklund
o    Lawrence H. Guffey
o    Oliver Haarmann
o    Gustavo Schwed
o    Richard Charles Wilson

In addition to these members, the board consists also of the following employee-elected board members: Jan Bardino, Leif Hartmann, Steen Jacobsen, and Bo Magnussen.

At a board meeting held immediately after the election, the board elected Kurt Bjorklund chairman of the board.

For further information please
contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   FEBRUARY 28, 2006                            /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury